UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2004

January 2005

February 2005

Commission File No. 0-51019

ACCELRATE POWER SYSTEMS INC.

Registrant's Name

#1370, 1140 West Pender Street, Vancouver, British Columbia, Canada, V6E 4G1

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

Unaudited financial statements for the nine months ended September 30, 2004.

992.

Management Discussion & Analysis for the nine months ended September 30, 2004

99.3

Form 52-109FT2 – CEO, as required by Canadian regulators

99.4

Form 52-102FT2 – CFO, as required by Canadian regulators

99.5

News Release dated December 17, 2004

99.6

News Release dated January 5, 2005

99.7

News Release dated February 2, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACCELRATE POWER SYSTEMS INC.

(Registrant)

By

/s/ Reimar Koch

Reimar Koch,

President

Date     March 28, 2005

ACCELRATE POWER SYSTEMS INC.

Suite 1370 – 1140 West Pender Street

Vancouver, BC

V6E 4G1

Phone (604) 688-8656

Fax: (604) 688-8654

www.accelrate.com

email reimar@accelrate.com

Consolidated Financial Statements

For the nine months ended September 30, 2004

(Unaudited – Prepared by Management)

Index

Consolidated Balance Sheet

Consolidated Statement of Operations and Deficit

Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

	AccelRate Power Systems Inc.

	Consolidated Balance Sheet
	(Unaudited – Prepared by Management)
		September 30	December 31
		2004	2003

	ASSETS
	Current assets
	Cash and cash equivalents	$423,204	$228,159
	Sundry receivables	18,120	50,862
	Subscriptions receivable	-	2,100
	Inventory	24,171	24,171
	Prepaid expenses and deposits	15,948	8,357
	Total current assets	481,443	313,649

	Property and equipment (Note 3)	83,565	79,813

	Intangible assets (Note 4)	900,000	-

	TOTAL ASSETS	$1,465,008	$393,462

	LIABILITIES
	Current liabilities
	Accounts payable and accrued liabilities	$81,802	$121,087
	Term debt (Note 5)	224,935	256,000

Total liabilities		306,737	377,087

	SHAREHOLDERS' EQUITY

	Share capital (Note 6)	7,984,908	6,263,462

	Share subscription	-	2,700

	Contributed surplus (Note 2, 5 and 7)	296,161	50,751

	Deficit	(7,122,798)	(6,300,538)

	Total shareholders’ equity	1,158,271	16,375

	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,465,008	$393,462

Approved by the Directors:	"Reimar Koch"	"Caspar Koch"
	Reimar Koch	Caspar Koch

SEE ACCOMPANYING NOTES

AccelRate Power Systems Inc.

Consolidated Statement of Operations and Deficit
(Unaudited - See Notice to Reader)
	Three	Three	Nine	Nine
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	September	September	September	September
	2004	2003	2004	2003

Sales revenue	$13,268	$-	$19,568	$-

Administrative expenses
Accounting and administration fees	8,010	2,126	18,949	8,590
Advertising and promotions	20,405	-	31,993	-
Amortization	5,928	5,314	16,788	15,365
Audit fees	-	-	12,500	8,300
Automobile and travel	15,079	4,561	36,472	12,549
Consulting fees	48,480	21,095	156,127	81,095
Legal	9,856	26,629	33,932	31,353
Listing and filing fees	3,963	9,516	22,736	27,381
Office and miscellaneous	24,024	6,191	80,232	19,107
Rent and utilities	14,880	16,400	45,835	49,779
Research and development	-	3,904	-	20,593
Salaries and benefits	53,485	13,429	147,735	20,593
Stock based compensation	57,448	12,359	171,169	12,359
Telephone	2,881	1,745	8,177	5,107

	264,439	123,268	782,645	312,349

Loss for the period	(251,171)	(123,268)	(763,077)	(312,349)

Deficit, beginning of period	(6,871,627)	(5,940,452)	(6,300,538)	(5,751,371)

Cumulative effect of a change in an
accounting policy (Note 2)	-	-	(59,183)	-

Deficit, end of period	$(7,122,798)	$(6,063,720)	$(7,122,798)	$(6,063,720)

Loss per share
- basic and diluted	$(0.01)	$(0.01)	$(0.04)	$(0.02)

Weighted average number of
common shares outstanding
- basic and diluted	22,348,514	14,943,706	20,561,872	15,311,032

SEE ACCOMPANYING NOTES

AccelRate Power Systems Inc

Consolidated Statement of Cash Flows
(Unaudited - See Notice to Reader)
	Three	Three	Nine	Nine
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
September 30		September 30	September 30	September 30
	2004	2003	2004	2003

Cash flows from (used in)
operating activities
Loss for the period	$(251,171)	$(123,268)	(763,077)	(312,349)
Adjustment for item not involving cash:
- amortization	5,928	5,314	16,788	15,365
- interest expense on convertible debenture	1,840	-	5,480	-
- stock-based compensation	57,448	12,359	171,169	12,359

	(185,955)	(105,595)	(569,640)	(284,625)
Change in non-cash working capital items:
- sundry receivable	(10,435)	(7,815)	32,742	(17,892)
- subscriptions receivable	-	-	2,100	-
- prepaid expenses	17,278	(10,076)	(7,591)	(11,389)
- accounts payable and accrued liabilities	(8,401)	(7,668)	(39,285)	10,570

	(187,513)	(131,154)	(581,674)	(303,336)

Cash flows from financing activities
Issuance of shares for cash	135,059	355,350	799,959	214,700
Proceeds (redemption) from share subscription and issuance	-	-	(2,700)	310,350

	135,059	355,350	797,259	525,050

Cash flows used in investing activities
Purchase of equipment	(641)	(4,916)	(20,540)	(9,953)

Change in cash and cash equivalents	(53,095)	219,280	195,045	211,761

Cash and cash equivalents (deficiency),
beginning of period	476,299	91,166	228,159	98,685

Cash and cash equivalents (deficiency),
end of period	$423,204	$310,446	$423,204	$310,446

SEE ACCOMPANYING NOTES

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Nine Months ended September 30, 2004

(Unaudited – Prepared by Management)

1.

Basis of Presentation

These interim financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. These interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2003. In management’s opinion, all adjustments necessary for fair presentation have been included in these interim financial statements. Interim results are not necessary indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.

Change in Accounting Policies

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants Handbook section on Stock-based compensation and other stock-based payments. This section has been amended such that the Company is required to expense, over the vesting period, the fair value of the options at the date of grant.  As permitted by this amendment, the Company applied this change retroactively, without restatement, for options granted on or after January 1, 2003.  As a result, the opening deficit as at January 1, 2004 was adjusted to reflect an expense of $59,183 relating to options granted since January 1, 2003.  The total amount of option expense recorded for the nine months period ended September 30, 2004 was $171,169 and $57,448 for the three months ended September 30, 2004.  $57,000 was credited to contributed surplus. Prior to January 1, 2003, no compensation expense was recognized when options were issued to employees or directors but the Company provided pro-forma information as if the fair value-based method had been applied.

3.

Property and Equipment

	September 30, 2004
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 32,157	$ 20,183	$ 11,974
Computer software	4,170	3,903	267
Leasehold improvements	34,601	22,510	12,091
Office furniture and equipment	39,829	27,355	12,474
Research equipment	75,755	31,192	44,563
Vehicle	3,000	804	2,196
Totals	$ 189,512	$ 105,947	$ 83,565

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Nine Months ended September 30, 2004

(Unaudited – Prepared by Management)

3.

Property and Equipment  (continued)

	December 31, 2003
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 28,238	$ 17,476	$ 10,762
Computer software	3,831	3,819	12
Leasehold improvements	34,601	17,320	17,281
Office furniture and equipment	37,883	25,388	12,495
Research equipment	61,419	24,931	36,488
Vehicle	3,000	225	2,775
Totals	$168,972	$ 89,159	$ 79,813

4.

Intangible Asset

In the first quarter of 2004, the Company signed a purchase agreement to acquire the following: a 100-per-cent interest in a patent entitled “Sequential pulse method for fast battery charging”, and all technology related thereto and 50% of any net profits earned by the Company from the technology for three million common shares at a deemed price of $0.30 per share for a total of $900,000.  The three million common shares issued are subject to a TSX escrow restriction whereby 500,000 shares were released on closing and 500,000 shares will be released each six months thereafter until 30 months after closing.

5.

Term Debt

In the first quarter of 2004, the Company renewed the loans from an officer and director of the Company with the new repayment term and conversion feature to March 31, 2008.  The loans bear interest at the rate of 10% per annum until paid in full.  Upon the renewal of term debt, the amount is allocated between liability and equity components of the term debt.  The Company applied the residual approach which $219,456 and $36,544 were recorded as the liability and equity component, respectively.  The liability component represents the present value of term debt discounted using the interest rate that would have been applicable to non-convertible debt.  Over the term of the term debt the liability and the interest components are accredited to their face value.

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Nine Months ended September 30, 2004

(Unaudited – Prepared by Management)

5.

Term Debt  (continued)

The loans are convertible at the option of the lender into units at $0.45 per unit until March 31, 2005, and thereafter at $0.495 per unit until March 31, 2006, $0.545 per unit until March 31, 2007 and $0.60 per unit until March 31, 2008.  Each unit consists of one common share and one warrant exercisable to purchase one additional common share until the earlier of March 31, 2008, and the second anniversary of the conversion date and the exercise prices of the warrants will match the loan conversion prices. As of September 30, 2004, interest of $5,479 was accredited to the term debt and $19,165 was accrued.  The accrued and unpaid interest will be convertible into shares at the closing price of the Company’s shares on the TSX Venture Exchange on the day immediately preceding the conversion date.

As a result to the above loan, 568,889 common shares of the Company are issuable to the lender upon any conversion of the loan into common shares of the Company.   An additional 568,889 common shares of the Company are also issuable to the lender on the exercise of the warrants on the conversion of the loan.

6.

Share Capital

(a)

Authorized:

50,000,000 common shares without par value.

100,000,000 preferred shares without par value.

(b)

Issued:

	Shares	Amount
Balance, December 31, 2003	17,367,052	$ 6,266,162
Pursuant to exercise of warrants at $0.20 to $0.35 per share	1,601,000	447,850
Pursuant to exercise of options at $0.25 to $0.42 per share, including $21,487 contributed surplus attributed to stock-based compensation recognized	587,197	170,896
Purchase patent of technology at $0.30 per share	3,000,000	900,000
Pursuant to a private placement at $1.25 per share	160,000	200,000
Balance, September 30, 2004	22,715,249	$ 7,984,908

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Nine Months ended September 30, 2004

(Unaudited – Prepared by Management)

6.

Share Capital  (continued)

(c)

Share purchase warrants outstanding as at September 30, 2004 are as follows:

Number of Warrants	Exercise Price	Expiry Date

693,500	$0.35	October 10, 2004
160,000	$1.35	May 15, 2005
853,500

(d)

The Company issued 3,000,000 common shares subject to an escrow agreement to an officer of the Company.  The shares may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities having jurisdiction.  As at September 30, 2004, 1,000,000 shares have been released from escrow.

7.

Stock Options

A summary of the status of options granted by the Company is as follows:

	September 30, 2004
	Shares	Weighted Average Exercise Price
Options outstanding as at December 31, 2003	1,556,000	$0.25
Granted	570,000	$0.57
Exercised	(587,197)	$0.25
Options outstanding as at September 30, 2004	1,538,803	$0.41
Options exercisable as at September 30, 2004	1,099,118	$0.35

		2004
Weighted average remaining contractual life		1.94 years
Weighted average fair value of options granted		$0.37

During the nine months ended September 30, 2004, the Company granted 570,000 stock options exercisable at a weighted average exercise price of $0.57 for a period of two years to directors, employees and consultants of the Company.

The Company used the Black-Scholes Option Pricing Model to determine the fair value of the options with the following assumptions: risk-free interest rate ranging from 2% to 3%, share price volatility ranging from 62% to 97%, no dividend yield and expected life of approximately 2 years.

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Nine Months ended September 30, 2004

(Unaudited – Prepared by Management)

7.

Stock Options  (continued)

Had the fair value based method of accounting for stock-based compensation been used for options granted in 2002, the Company’s net loss and net loss per share for the periods ended September 30, 2004 and 2003 would have reflected the pro-forma amounts indicated below:

	September 30, 2004	September 30, 2003
Net (loss) for the period:
- as reported	$ (763,076)	$ (312,349)
- pro-forma	$ (837,921)	$ (499,465)
Basic and diluted (loss) per share:
- as reported	$ (0.04)	$ (0.02)
- pro-forma	$ (0.04)	$ (0.03)

The weighted-average fair value of the option granted during the period ended September 30, 2003 was $0.19 using the Black-Scholes Option Pricing Model with the following assumptions: risk-free interest rate of 4.0%, dividend yield 0%, volatility of 86% and expected lives of approximately 3.25 years.

The following table sets forth the continuity of contributed surplus for the nine months period ended September 30, 2004:

Opening balance, December 31, 2003	$ 50,751
Fair value of options issued due to change in accounting policy	59,184
Equity component of the term debt	36,544
Fair value of options issued	62,333
Balance, March 31, 2004	208,812
Fair value of options issued	51,388
Options exercised	(21,039)
Balance, June 30 2004	$ 239,161
Fair value of options issued	57,448
Options exercised	(448)
Balance September 30, 2004	$ 296,161

AccelRate Power Systems Inc.

Notes to Consolidated Financial Statements

Nine Months ended September 30, 2004

(Unaudited – Prepared by Management)

8.

Related Party Transactions

(a)

The following expenses were accrued to a director, a senior officer and a former senior officer:

	September 30	December 31
	2004	2003

Accounting and administration fees	$ -	$ 35,000
Consulting fees	69,000	60,000
Salary and benefits	69,300	26,950
Totals	$138,300	$121,950

(b)

See Note 5 for particulars of the two convertible loans advanced by an officer and director of the Company.

ACCELRATE POWER SYSTEMS INC.

#1370, 1140 West Pender Street

Vancouver, BC  V6E 4G1

Tel:  604.688.8656

Fax:  604.688.8654

November 22nd, 2004

MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion & Analysis should be read in conjunction with our consolidated financial statements and the accompanying notes for the nine months ended September 30, 2004.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars. Additional information relating to AccelRate is available on SEDAR at www.sedar.com.

Overview

We have developed the unique AccelRateTM technology to speed the generation of energy.  Our flagship product is the AccelRateTM battery charger, which utilizes a charge/discharge algorithm to reduce battery charge times by up to 80% (the “Technology”).  The Technology has been proven for use in applications large and small, from power tools, forklifts, golf carts and electric bicycles to electric cars and helicopters.  Due to the lack of heat generation, it has been shown to extend battery life and to reduce energy costs by more than 10%.  Through agreements in Canada and the United States and associations in Asia and Europe, we are in the first stage of a global marketing campaign.

Pursuant to the terms of the License and Distribution Agreement dated July 19th, 1999 with Vladimir Petrovic, the inventor and licensor of the Technology, we were granted a license to the Technology for a term of 20 years, continuing on a year to year basis thereafter, pursuant to which we agreed to pay a royalty of 50% of the net profits earned from the Technology.  We subsequently entered into a purchase agreement dated February 5th, 2004 with Mr. Petrovic whereby we acquired Mr. Petrovic’s interest in the 50% of net profits in consideration of 3,000,000 common shares in our capital stock.  The 3,000,000 common shares issued to Mr. Petrovic are subject to voluntary escrow restrictions as follows: (I) 500,000 shares were released from escrow on the date the acquisition was completed, being March 19th, 2004; and (II) an additional 500,000 shares will be released every six months from the completion date of March 19th, 2004, so that all of the shares will be free trading as of September 20th, 2006.

We are now seeking to build partnerships and strategic alliances with manufacturers to integrate the Technology into their products to give them a competitive advantage.  Through this strategy, we will leverage sales channels already established by major players in the industry, generating up-front fees and a continuous royalty stream from licensing of our Technology.

In April 2002, we entered into a Supply Agreement (the “Supply Agreement”) with Ferro Magnetics Corporation (“Ferro”) of St. Louis, Missouri.  The Supply Agreement allows us to purchase chargers in the range of 5kW to 50kW capable of operating under the Technology and built to our specifications under its private label.  We have ordered five 6 kW, 10kW and two 20kW and a 45 kW “beta charger” units for field trials with customers.

We have also signed a Memorandum of Understanding with Ferro to ultimately enter into a license agreement pursuant to which Ferro will implement the Technology in its chargers to be delivered to Ferro’s customers.  Based on customer feedback from our customer trials, Ferro has initiated the process of marketing the AccelRateTM charger to its own customers.

We have placed 10kW and 20kW AccelRate(TM) chargers produced by Ferro with two customers, namely Versacold and Intercity Meat Packers (www.intercitypackers.com), which has now purchased its AccelRate™ charger.  Versacold (www.versacold.com) is the seventh largest cold storage distributor in North America with over 56 million cubic feet of storage facilities in 23 full service distribution centres, and is using the charger at its plant in Vancouver.

Ferro Magnetics (www.ferromc.com) is a leading international supplier of battery chargers in the North American market.

In November 2002 we entered into a License Agreement with Innovative Circuit Technology (“ICT”) whereby ICT will become a manufacturer and distributor of chargers utilizing the Technology throughout Canada and the United States and other geographical locations at our sole discretion.  Based in British Columbia, ICT (www.ict-power.com) is an electronics manufacturer of power conversion products.  ICT has a 17-year operating history, supplying customers throughout North and South America.

We have given ICT general distribution rights and the right for yacht and helicopter engines, pursuant to which ICT will pay a royalty of 7% of the factory invoiced price of all products sold using the Technology.

Our Board of Directors is as follows:

Caspar Koch

Reimar Koch

Senator Edward Lawson

Murray Macham

Rudy Booiman

Ian M. Adam

Our officers are:

Caspar Koch

Chairman of the Board and Chief Financial Officer

Reimar Koch

President and Chief Executive Officer

Donna Moroney

Corporate Secretary

Our current issued and outstanding share capital is 23,408,749 common shares.  Fully diluted, if all of the outstanding 160,000 share purchase warrants and outstanding stock options to purchase an aggregate of 1,663,803 common shares are exercised and the $256,000 convertible loans and attached warrants are converted to 1,137,778 common shares, we would have an issued and outstanding share capital of 26,370,330 common shares.

Recent Events

By News Release dated July 27, 2004 we announced the sale of a 45KW amp-charger to Environmental Restoration Contracting (EnResCon), of Grass Valley, California, after completion of an extensive 90-day test period of our Technology.  The conventional 14 hour charge time was reduced to three hours when combined with EnResCon’s proprietary acid-free electrolyte solution.  EnResCon is primarily engaged in waste water cleanup from acid mine drainage to sewage plant effluent.  The tests were conducted by our Director of Research, Vladimir Petrovic, and sales director Pierre Gadbois.  As a result of these tests, AccelRate representatives will be returning to Europe in mid-August to discuss possible long-term arrangements incorporating our Technology into the production of different batteries for the European market.

On August 11th, 2004 we announced the appointment of Ian M. Adam, F.C.A., to our Board of Directors.  Mr. Adam is a former partner of Ernst & Young, Chartered Accountants, where he served as the principal engagement partner for clients in both public and private sectors with particular expertise in high technology and natural resource based industries.  Mr. Adam, who has over 40 years experience in public accounting, is a past president of the BC Cancer Foundation, BC Government House Foundation, The Boys and Girls Club of BC, and is a director of the BC Sports Hall of Fame Foundation.

By News Release dated August 13th, 2004 we announced that we had granted stock options to a director, employee and consultant to purchase up to an aggregate of 155,000 shares of the Company at any time until August 9, 2006, at an exercise price.  We also announced the resignation of Jake Penner from the Board of Directors, who was replaced by Ian M. Adam.

Plan of Operation

Our short-term goal is to continue to develop relationships with high tier companies interested in pursuing license agreements for our Technology.  We have supplied a sample AccelRateTM rapid battery charger to a number of these high tier companies in order to allow them to test and demonstrate the technology to their customers.  Once the companies and their customers are satisfied with the performance of the AccelRateTM rapid battery charger, our long-term goal is to enter into license agreements with these companies, while continuing to develop new relationships with other high tier companies.

Summary of Quarterly Results

Description	Sept 30 2004 $	June 30 2004 $	Mar 31 2004 $	Dec 31 2003 $	Sept 30 2003 $	June 30 2003 $	Mar 31 2003 $	Dec 31 2002 $
Net Revenues	19,568	6,300	0	0	0	0	0	0
Net income or loss
Total	(763,077)	(511,906)	(233,724)	(549,167)	(312,349)	(189,081)	(76,222)	(693,690)
Per share	(0.04)	(0.03)	(0.01)	(0.03)	(0.02)	(0.01)	(0.01)	(0.05)

(1)

Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2002, 2003 or 2004.  Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

Liquidity and Solvency

As of September 30, 2004, we had cash and cash equivalents of $423,204, compared to $310,446 as at September 30, 2003, representing an increase of $112,758.  As of September 30, 2004, we had a working capital of $174,706, compared to a working capital of $40,051 for the same period in 2003.  Our current cash and cash equivalents are sufficient to meet our cash requirements for a period of six months.  Management will be seeking to arrange additional equity financing in the upcoming months by way of private placement(s).  Any additional funds raised will be used for operational expenses and commercialization of our technology, marketing and general and administrative expenses.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once a financing has been completed and management knows what funds will be available for these purposes.

During the three months ended September 30, 2004, we received $134,400 from the exercise of share purchase warrants at $0.35 per share and $659 from the partial exercise of a stock option at a price of $0.30 per share.

Results of Operations

We incurred a loss during the three months ended September 30, 2004 of $251,171, compared to a loss of $123,268 for the same period in 2003; during the nine months ended September 30, 2004 we incurred a loss of $763,077, compared to a loss of $312,349 for the same period in 2003.  The increased expenses in 2004 were as a result of increased activities related to the marketing of the technology, additional legal fees and salaries as a result of increased staffing.  During the three months ended September 30, 2004, we incurred rent and utilities of $14,880 (2003 $16,400), accounting and administration fees of $8,010 (2003 - $2,126), telephone expenses of $2,881 (2003 - $1,745) and amortization of $5,928 (2003 - $5,314).  Increased expenses for the three months ended September 30, 2004 related to salaries and benefits of $53,485 (2003 - $13,429), stock based compensation of $57,448 (2003 – $12,359), office and miscellaneous of $24,024 (2003 - $6,191), consulting fees of $48,480 (2003 - $21,095), automobile and travel expenses of $15,079 (2003 - $4,561) and advertising and promotion of $20,405 (2003 – $Nil).  These increased costs were offset by reduced legal fees of $9,856 (2003 - $26,629), listing and filing fees of $3,963 (2003 - $9,516) and $Nil for research and development (2003 - $3,904).

We do not anticipate receiving license revenues until such time as we have procured license agreements to our Technology.  We are engaged in business for profit, but cannot predict future profitability.  Our revenues for the nine months ended September, 2004 relate to the sale of two chargers.  We sold a charger to Intercity Meat Packers, which purchased the charger for use at their facilities after successful testing of the charger.  We also sold a 45KW amp-charger to EnResCon, after completion of an extensive 90-day test period of our Technology.

Our strategy will be to licence our technology, pursuant to which we will receive a royalty on each unit sold.  It is not our intention to sell chargers one at a time as we are a technology licensing company.

We have three full-time employees, with the balance of our services being carried out by consultants retained on a monthly or as needed basis.  We will increase our staffing as needed to support any increase in activity or growth.

Expenses

Expenses in the three months ended September 30, 2004 were $264,439, compared to $123,268 for the three months ended September 30, 2003; for the nine months ended September 30, 2004 the expenses were $782,645 compared to $312,349 for the same period in 2003.  The major expenses incurred were salaries and benefits, consulting fees, rent and utilities, advertising and promotion, office and miscellaneous and automobile and travel.

Liquidity and Capital Resources

We anticipate that we have sufficient funds on hand for the next six months of operation, based on the cash on hand as of September 30, 2004.  We expect that we will operate at a loss for the foreseeable future.  We have continued to provide capital through equity financing.  We have no agreements for additional financing and we can provide no assurance that additional funding will be available to us on acceptable terms in order to enable us to complete any plan of operations.

Our capital requirements depend on numerous factors, including the rate of market acceptance of our services, our ability to procure licensees, the level of resources devoted to developing and expanding the commercialization of our Technology and our research and development activities.

We received two loans from Reimar Koch, our President, on September 18, 2002 and November 5, 2002 in the principal amounts of $200,000 and $56,000 respectively.  Both loans are repayable by March 31, 2008 and bear interest at the rate of 10% per annum from and after September 18, 2003 and November 5, 2003 respectively.  The loans are convertible at the option of Mr. Koch into units at $0.45 per unit until March 31, 2005 and thereafter at $0.495 per unit until March 31, 2006, $0.545 per unit until March 31, 2007 and $0.60 per unit until March 31, 2008.  Each unit will be comprised of one common share and one warrant exercisable to purchase one additional common share until the earlier of March 31, 2008 and the second anniversary of the conversion date, and the exercise prices of the warrants will match the loan conversion prices.  Accrued and unpaid interest will be convertible into shares at the closing price of our shares on the TSX Venture Exchange on the day immediately preceding the conversion date.

Transactions with Related Parties

In addition to the two loans advanced by our President, Reimar Koch, which loans are convertible into units, as more particularly described in “Liquidity and Capital Resources“ herein, the following sets out the related party transactions for the three months ended September 30, 2004:

•

Consulting fees of $69,000 (2003 – $20,000) and salary and benefits of $69,300 (2003 - $Nil) were paid to directors and/or senior officers.

Subsequent Events

By News Release dated October 14th, 2004 we announced that the recently expired warrants from our October, 2003 private placement, as outlined in a news release dated October 14, 2003, had increased our by $460,075 to over $600,000.  In addition to funding administrative expenses, the proceeds will be used to further advance marketing and communication efforts for our proven, patented and revolutionary battery fast-charging technology which saves time, space and money.  We advised that management is in advanced stages of discussion with a number of organizations to secure license, manufacturing and marketing agreements for our entry into the billion-dollar-plus battery recharging market.

On November 16th, 2004 we announced that had filed a Form 20-F Registration Statement with the United States Securities and Exchange Commission (“SEC”), with a view to attaining reporting status in the United States.  The Form 20-F was electronically filed on EDGAR and can be accessed via the SEC website at www.sec.gov.  Following a review by the SEC and our response to any comments, we will be deemed a “foreign private issuer” in the US.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Reimar Koch, Chief Executive Officer of AccelRate Power Systems Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of AccelRate Power Systems Inc., (the “Issuer”) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:   November 22nd, 2004

“Reimar Koch”

Reimar Koch,

Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Caspar Koch, Chief Financial Officer of AccelRate Power Systems Inc., certify that:

4.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of AccelRate Power Systems Inc., (the “Issuer”) for the interim period ending September 30, 2004;

5.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  November 22nd, 2004

“Caspar Koch”

Caspar Koch,

Chief Financial Officer

ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia

V6E 4G1

Telephone:      (604) 688-8656

Facsimile:       (604) 688-8654

NEWS RELEASE

APS – 28

December  17, 2004

TSX Venture Exchange Symbol: APS

FOR IMMEDIATE RELEASE

DAX (Germany) Symbol: KCG

ACCELRATE INKS LETTER OF INTENT WITH WORLD LEADER:  HAWKER POWERSOURCE

VANCOUVER, BC: AccelRate Power Systems Inc. and Hawker Powersource Inc., have signed a letter of intent for manufacturing and marketing of battery chargers throughout North America, incorporating AccelRate’s patented technology. The Hawker brand-name of industrial batteries is the world’s largest.

AccelRate’s unique technology recharges batteries in 80% less time resulting in significant savings in time, costs, space and energy in addition to extending overall battery life.

As part of this proposed licensing agreement, a private label line of industrial battery chargers will be manufactured by Hawker Powersource for AccelRate, to be sold by AccelRate directly or through aftermarket distributors to the vast motorized materials handling industry.

The proposed agreement will also permit Hawker Powersource to manufacture battery chargers incorporating AccelRate’s patented technology and to market those throughout North America, on an exclusive basis for a period of five years from the date of the signing of the final agreement. All products sold will carry the AccelRate trademark and patent number.

“The more profitable aftermarket segment represents 60% of our total market potential and consists of replacement sales directly to end users and chargers sold to dealers to be matched up with new or used batteries for forklift trucks and other electric powered industrial vehicles,” said company president Reimar Koch.

“We have many distributors and potential purchasers anxious for our product, and with the completion of this agreement we will be in a position to service the North American market and pursue further global alliances,” Koch added.

The North American sales program will be directed by AccelRate’s newly appointed industry executive, Pierre Gadbois, Vice-President of Motive Power.

The terms of the agreement call for a formalization within 60 days of the execution of the letter of intent.

Hawker Powersource is an Enersys Company which has 6,500 employees, and operates 20 manufacturing and assembly facilities worldwide with customers in over 100 countries. Enersys’ shares trade on the New York Stock Exchange (ENS).

AccelRate Power Systems is headquartered in Vancouver, BC with its laboratories in neighbouring Burnaby, BC.  AccelRate’s shares trade on the TSX Venture Exchange, symbol APS, and on the Frankfurt Exchange (DAX), symbol KCG.

AccelRate Charger – How it Works:  AccelRate chargers reduce the internal resistance of a battery by reversing the current, which homogenizes the ion field, resulting in a more even distribution of ions over the battery’s entire plate surface. Therefore, a high charging rate can be maintained and the battery can be charged faster than with a conventional charger.

ACCELRATE POWER SYSTEMS INC.

“Reimar Koch”

President and CEO

For further information contact

Ray D. Torresan

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email:   info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia

V6E 4G1

Telephone:      (604) 688-8656

Facsimile:       (604) 688-8654

NEWS RELEASE

APS – 30

January 5, 2005

TSX Venture Exchange Symbol: APS

FOR IMMEDIATE RELEASE

DAX (Germany) Symbol: KCG

ACCELRATE/HAWKER AGREEMENT RESULTS IN CHANGES TO CORPORATE AFFILIATIONS

VANCOUVER, BC: January 5 -- Reimar Koch, President and CEO of AccelRate Power Systems Inc., today announced changes to existing corporate agreements as a result of its recently signed letter of intent with Hawker Powersource Inc. Under the letter, Hawker, an EnerSys Inc. company, would have exclusive North American rights for a five-year period to manufacture and market industrial battery chargers incorporating the unique AccelRate technology.

Hawker also will manufacture a private label brand to be sold by AccelRate directly, or through its distributors, into the multi-million dollar North American after-market industrial battery charging industry.

“As a result of the proposed exclusive agreement with Hawker,” said Koch, “our previous affiliations with Ferro Magnetics Corporation of St. Louis, Missouri, and Power Designers LLC of Madison, Wisconsin, have been discontinued.

“This arrangement with Hawker,” Koch continued, “is an extremely positive step for all concerned. The Hawker brand-name of industrial batteries is the world’s largest, and the unique AccelRate technology charges batteries up to 80 percent faster than conventional chargers, leading to significant savings in time, cost, space, and energy, while extending battery life. EnerSys, meanwhile, operates 19 manufacturing facilities worldwide and serves customers in more than 100 countries.”

AccelRate shares are traded on the TSX Venture Exchange under the symbol APS and on Germany’s DAX Exchange under the symbol KCG.

ACCELRATE POWER SYSTEMS INC.

“Reimar Koch”

President and CEO

For further information contact

Ray D. Torresan

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email:  info@accelrate.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia

V6E 4G1

Telephone:      (604) 688-8656

Facsimile:       (604) 688-8654

NEWS RELEASE

APS – 31

February 2, 2005

TSX Venture Exchange Symbol: APS

FOR IMMEDIATE RELEASE

DAX (Germany) Symbol: KCG

ACCELRATE ANNOUNCES KEY MANAGEMENT ADDITION

Vancouver, BC – Feb. 2, 2005 – AccelRate Power Systems Inc. announced today the appointment of Debby Harris to the position of Vice-President, Corporate and Market Development.

Ms. Harris joins AccelRate with a 25-year background in communications, marketing and business development. Prior to joining AccelRate, Ms. Harris was with Ballard Power Systems, the world’s leader in fuel cell development. Before Ballard, she was with a major public relations firm in Western Canada.

Ms. Harris brings to AccelRate a vast amount of commercial experience that directly relates to AccelRate’s proven battery recharging technology and products.

“We are pleased to welcome Debby Harris to the AccelRate team,” said Reimar Koch, President of AccelRate Power Systems. “As AccelRate’s technology gains recognition worldwide, the markets for our technology will undergo dramatic change. Ms. Harris’ experience and capabilities in market development, communications, and building lasting customer relationships in the alternative energy industry, will enhance AccelRate’s ability to further commercialize and grow the business.”

Caspar Koch, AccelRate’s Chairman of the Board adds, “AccelRate has assembled a strong management team, board and an unsurpassed technology position, all of which we will use to convert AccelRate’s leading technology into commercial success in the multi-billion dollar recharging market.”

The company recently signed a letter of intent with Hawker Powersource, an Enersys company, for the manufacturing and marketing of battery chargers throughout North America incorporating the AccelRate technology. The Hawker brand name of industrial batteries is the world’s largest.

AccelRate’s unique technology recharges batteries in 80% less time resulting in significant savings in time, costs, space and energy in addition to extending overall battery life.

Shares of AccelRate, symbol APS, trade on the TSX-Venture Exchange, and on the Frankfurt Exchange, symbol KCG.

ACCELRATE POWER SYSTEMS INC.

“Reimar Koch”

President and CEO

For further information contact

Ray D. Torresan

- (604) 688 8656

Reimar Koch

- (604) 688 8656

Email: info@accelrate.com.

The TSX Venture Exchange has not reviewed and does not accept